EXHIBIT 99.1
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                                                                March 10, 2006


CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

At ARC, we have always recognized the value of growing and developing trusting relationships with our employees, contractors, vendors, landowners, investors and the community at large. These relationships are based on integrity and trust and our commitment to maintaining high ethical standards throughout our day-to-day dealings with others.

For ARC's excellent reputation to be maintained, we require the highest standards of professional and ethical conduct from all of our employees. This Code reflects our commitment to a culture of honesty, integrity, respect and accountability and outlines the basic principles and policies with which all employees are expected to comply. ARC demands the highest level of personal conduct from all employees and company representatives.

For ARC's success to continue, not only must we do what is required by law but we will also do what is "right". The test for this is simple, ask yourself if there is any reason you would not want a co-worker, an associate, a neighbour or the government to be fully aware of your conduct and motives? Is anyone's life, health or safety, or the environment endangered by the action? If these questions cannot quickly be answered no, then you need to re-think your actions and talk to a supervisor. If there is any confusion with regards to complying with both the letter and the spirit of our policies and all applicable laws and regulations you are expected to seek guidance.

Please read this Code carefully. While it takes time to build a reputation of trust and integrity, a single thoughtless or unethical act can destroy what we have carefully built over years.

MANAGEMENT COMMITMENT

ARC's management is committed to living up to high standards of ethical behaviour and integrity. This Code has been read, discussed and adopted by all of our officers. We believe that effective corporate governance begins with a strong Board of Directors, able to act independently. Our Board consists of a majority of outside, independent directors all of whom have read and committed to this Code.

Every day, decisions are made in the conduct of our business. As individuals, we are all accountable for making the right decisions for the right reasons. This Code of Business Conduct and Ethics provides guidance for our decisions.




/s/ John Dielwart
--------------------------
John Dielwart
President and Chief Executive Officer
October, 2004


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                                                                March 10, 2006


COMMITMENTS AND RESPONSIBILITIES

TO OUR EMPLOYEES

ARC Energy Trust, ARC Resources and its subsidiaries (the "Company") are committed to treating all employees with dignity, respect and fairness. We will value and respect their rights and their contribution to our success. We will provide compensation and benefits that are fair and competitive with our peers.

Our top priority to our employees is providing a safe and healthy workplace. We must all take responsibility for knowing the health and safety rules that apply to the tasks we perform and for taking the appropriate precautions to protect ourselves and our fellow employees from accidents, injury or unsafe conditions. Accidents, injuries, unsafe equipment, practices or conditions need to be reported immediately. The Company will regularly monitor and review its safety performance and strive for continual improvement.

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Conduct that makes someone feel uncomfortable or unwelcome will not be tolerated. Employees are encouraged to speak out if they have concerns with regards to their workplace environment and report harassment, whether verbal, physical or visual, when it occurs.


TO BUSINESS INTEGRITY

The Company is committed to conducting all of its affairs with honesty, integrity and fairness and expects the same from all of its business partners.

We will deal honestly and fairly with our suppliers, contractors, fellow employees and competitors. We will not take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or other dishonest or unfair practices.

ACCURACY OF COMPANY RECORDS AND REPORTING

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Company's production and accounting records are relied upon to produce reports for the Company's management, unitholders, creditors, government agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to ensure the accuracy and completeness of records, reports and communications and the appropriateness of classification of transactions as to accounts, departments or accounting periods. All transactions must be supported by the appropriate documentation and comply strictly with prescribed accounting policies, audit procedures and other such controls. We will never destroy or alter documents or records so as to hide the documents or our actions.

The Company believes in open access for its auditors and independent engineers to all of its documents and records and full and open communication with its auditors and independent engineers with respect to their engagement.


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                                                                March 10, 2006


Business records and communications often become public through legal or regulatory investigations or the media. This applies to e-mail, voice mail or memos and hence employees should avoid recording inappropriate notes or comments that would embarrass them or the Company should they be made public.

CONFLICTS OF INTEREST

As employees we must never let our personal interests interfere with, or appear to interfere in any way with, the interests of the Company and/or our ability to perform our work effectively. The ability to make objective business decisions can be compromised if employees have personal interests that conflict with the Company's interests. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which you or a family member have an interest.

Employees, officers and directors are prohibited from taking for themselves opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain.

The Company is engaged in the oil and gas business. In general, the private investment activities of employees, directors and officers are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict should be disclosed to the President or the Board of Directors. Any other activities of employees which pose a potential conflict of interest should also be disclosed to the President or the Board of Directors. Any such potential conflicts of interests will be dealt with openly with full disclosure of the nature and extent of the potential conflicts of interests with the Company.

It is acknowledged that employees, officers and directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Company. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as "competing" with the Company. Any director, officer or employee of the Company which is a director or officer of any entity engaged in the oil and gas business shall disclose such occurrence to the Board of Directors. Any director, officer or employee of the Company who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities shall disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person's ability to act with a view to the best interests of the Company, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Company. Such actions, without limitation, may include excluding such directors, officers or employees from certain information or activities of the Company.

CONFIDENTIALITY

In the normal course of our business, employees may become aware of confidential information. Confidential information includes non-public information of a proprietary, technical, business, or financial nature. Confidential information may be our own or may be information from partners, or business associates. In all cases, employees must not disclose confidential information to any person outside of the Company unless authorized to do so and must take reasonable care to protect confidential information from theft or unauthorized access. Employees are obligated to preserve the confidentiality of information entrusted to them even after they leave the Company, except when disclosure is authorized or legally mandated.


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                                                                March 10, 2006


PRIVACY

In conducting our business, the Company needs to maintain records and information about its employees, contractors, vendors, landowners, unitholders and other business associates. We value and respect the rights of these individuals to personal privacy. We collect and use only information that is necessary for us to administer our business effectively, efficiently and in a safe and reliable fashion. This information is only for the appropriate internal use of the Company and will not be shared or used for other purposes unless permitted or required by law.

INSIDER TRADING

The market price of ARC Energy Trust's units is based on public knowledge about our results and prospects. The markets rely on all participants having equal access to all public information. As employees, from time-to-time, we have material knowledge about our Company or another company that we do business with, that has not yet been disclosed to the general public. Insider trading legislation prohibits individuals from trading on this information, or providing this information to others.

PROTECTION AND PROPER USE OF COMPANY ASSETS

We are each entrusted with Company assets that we must protect from loss, damage, misuse or theft. The Company's assets may only be used for legitimate business purposes and may never be used for illegal purposes.

The obligation to protect Company assets is not limited to physical assets but extends to proprietary information. Proprietary information includes any information that is not generally known to the public, would be helpful to our competitors, or harmful to our competitive positions.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Compliance with both the letter and the spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees must respect and obey the laws of all jurisdictions in which we operate. Failure to comply with this Code will result in disciplinary action which may include termination of employment with the Company.

COMPLIANCE WITH ANTITRUST LAWS

The company believes in fair and open competition, and strictly adheres to the requirements of antitrust laws. These laws generally prohibit collusion between firms and other unfair business conduct that would lessen competition.

COMPLIANCE WITH ENVIRONMENTAL LAWS

The company takes its responsibility to conduct its business in a safe and reliable manner with respect for the environment very seriously. The Company will strictly comply with all environmental legislation in all aspects of our work. The Company will monitor its environmental performance and will look for ways to reduce and prevent waste, emissions, spills and other releases from our operations so as to minimize, wherever possible, our impact on the environment.


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                                                                March 10, 2006


GIFTS AND ENTERTAINMENT

The exchange of gifts and entertainment is a common practice in most business communities and is designed to develop and foster goodwill among business partners. Accepting gifts and entertainment can cause problems when they compromise - or appear to compromise - our ability to make fair and objective business decisions. No gift or entertainment should be accepted, or offered, if it will unfairly influence a business relationship.

There are many factors that influence whether a gift or entertainment is normal and customary. Gifts or entertainment should be moderate, reasonable and in good taste, be of a style or value commonly accepted for business occasions and should not be unusual for the recipient's job or community. The exchange must create no obligation or sense of obligation and should occur infrequently.

Business entertainment can present situations where discretion is required since some commonly accepted business invitations can include recreational opportunities or event tickets that are of significant value. In these cases the recipient should ensure that there is a valid business development reason for attending and that there will be representation from other business executives at the event. If the invitation is for an event where the value being received may be significant, officer approval is required, or in the case of the President, approval by the Chair of the Policy and Board
Governance Committee. As transportation costs for events can also be significant, payment of these costs by another party is not acceptable and will be covered by the Company if there is a valid business reason to accept the invitation.

USE OF COMPANY COMPUTERS

The Company provides computers and internet access to assist employees in their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. The Company has a formal policy with regards to the use of Company computers and information technology equipment that all employees have signed and are expected to be aware of and comply with. Violation of these policies may result in disciplinary actions up to and including termination of employment with the Company.

POLITICAL ACTIVITIES AND CONTRIBUTIONS

We respect and support the right of our employees to participate in political activities of their choice provided that their involvement is kept separate from their role as an employee. Employees must take care to represent their views as their own and not the Company's. These activities should not be conducted on Company time or involve the use of any company resources such as telephones, computers or supplies unless specifically approved by an officer of the Company.

There are laws and regulations pertaining to political contributions made both in dollars and in "kind". Where the Company deems appropriate, it may occasionally choose to make such contributions but only when authorized by the Chief Executive Officer, and only when the contribution is legal and appropriate for corporations such as the Company.

PAYMENTS TO DOMESTIC AND FOREIGN OFFICIALS

We will not make payments of any sort to government officials to obtain a favourable decision or to attract or retain business. We will comply with the U.S. Foreign Corrupt Practices Act (FCPA) and all other laws prohibiting improper payments to domestic and foreign officials. While the FCPA does permit "facilitating" payments, the Company's policy is to avoid such payments. Violation of this policy may result in disciplinary actions up to and including termination of employment.


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                                                                March 10, 2006


REPORTING OF ILLEGAL OR UNETHICAL BEHAVIOUR OR ACCOUNTING RELATED COMPLAINTS

Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report any concerns they have about violations of laws, rules, regulations or this Code or in relation to any questionable accounting, auditing or financial reporting. Reference is made to our Whistleblower Policy as to an available procedure for the submission of matters through a confidential anonymous process. The Company will not allow any retaliatory action against any employee who, in good faith, reports a possible violation or concerns.

COMPLIANCE PROCEDURES

This Code is not intended to address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by this policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances you are encouraged to use your common sense and to contact your supervisor, manager or other appropriate person for guidance. Reference is made to our Whistleblower Policy as to an available procedure for the submission of matters through a confidential anonymous process.